UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number:
1-35491

Kraft Foods Group, Inc. TIP Plan
(Full title of the plan)

KRAFT FOODS GROUP, INC.
Three Lakes Drive
Northfield, Illinois 60093-2753
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office)

KRAFT FOODS GROUP, INC. TIP PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2014
TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	5
Notes to Financial Statements	6

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2014	19

Signatures	20

Exhibit:
23.1 Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm
All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Kraft Foods Group, Inc. Management Committee for Employee Benefits and
the Participants of the Kraft Foods Group, Inc. TIP Plan
Kraft Foods Group, Inc.
Northfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Kraft Foods Group, Inc. TIP Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Kraft Foods Group, Inc. TIP Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 18, 2015

KRAFT FOODS GROUP, INC. TIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
at December 31, 2014 and 2013
(in thousands of dollars)

	2014	2013
Assets:
Investment in Master Trust, at fair value (Notes 2 and 3)	$299,518	$348,536
Employer contribution receivable	70	62
Participant contribution receivable	182	176
Notes receivable from participants	9,165	9,270
Total assets	308,935	358,044
Liabilities:
General and administrative expenses payable	—	(253)
Total liabilities	—	(253)
Net assets, reflecting all investments at fair value	308,935	357,791
Adjustment from fair value for fully benefit-responsive investments contracts included in investment in Master Trust	(2,256)	(2,076)
Net assets available for benefits	$306,679	$355,715

The accompanying notes are an integral part of these financial statements.

KRAFT FOODS GROUP, INC. TIP PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
for the Year Ended December 31, 2014
(in thousands of dollars)

2014
Additions to net assets attributed to:
Net investment income from Master Trust (Notes 2 and 3)	$21,994
Interest from notes receivable from participants	286
Employer contributions	4,363
Participant contributions	11,793
Total additions	38,436
Deductions from net assets attributed to:
Distributions and withdrawals	(87,049)
General and administrative expenses	(1,134)
Total deductions	(88,183)
Decrease in net assets available for benefits before transfers	(49,747)

Transfer in from the Mondelēz Global LLC TIP Plan (Note 1)	600
Transfer in from the Mondelēz Global LLC Thrift Plan (Note 1)	1
Transfer in from the Kraft Foods Group, Inc. Thrift Plan (Note 1)	110
Decrease in net assets available for benefits after transfers	(49,036)
Net assets available for benefits:
Beginning of year	355,715
End of year	$306,679

The accompanying notes are an integral part of these financial statements.

Kraft Foods Group, Inc. TIP Plan
Notes to Financial Statements

1.	Description of the Plan:
General:
The Kraft Foods Group, Inc. TIP Plan (the “Plan”) is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and thereby share in contributions from Kraft Foods Group, Inc. (“Kraft Foods”). Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986 (the “Code”).
The Management Committee for Employee Benefits of Kraft Foods Group, Inc. (the “Management Committee”) is responsible for plan design. The Plan vests the Kraft Foods Group, Inc. Administrative Committee (the “Administrative Committee”) with authority to control and manage the non-investment operations of the Plan. The Kraft Foods Group, Inc. Benefits Investment Committee (the “Benefits Investment Committee”) is responsible for selecting the investment options in which participants elect to invest their Plan accounts, appointing investment managers to manage one or more of the investment options and monitoring the performance of the investment options. The Administrative Committee and the Benefits Investment Committee are hereinafter collectively referred to as the “Fiduciaries.”
Prior to October 1, 2012, Kraft Foods was a wholly owned subsidiary of Kraft Foods Inc. On October 1, 2012, Kraft Foods Inc. distributed to its shareholders its entire interest in Kraft Foods, and Kraft Foods became an independent publicly traded company operating a North American grocery business (the “Spin-Off”). Kraft Foods Inc. remained a separate publicly traded company operating a global snack business and changed its name to Mondelēz International, Inc. (“Mondelēz International”). As part of this transaction, the assets and liabilities of the Plan attributable to all active Mondelēz International employees and certain former Cadbury employees were transferred to a defined contribution plan sponsored by a subsidiary of Mondelēz International, Mondelēz Global LLC (“Mondelēz Global”) effective as of the Spin-Off. The terms and features of the Mondelēz Global TIP plan substantially mirror the terms and features of the Plan.
During 2014, certain participant account balances from the Mondelēz Global TIP Plan and the Mondelēz Global Thrift Plan were transferred to the Plan. These are shown as a "Transfer in from the Mondelēz Global LLC TIP Plan" and a "Transfer in from the Mondelēz Global LLC Thrift Plan" on the statement of changes in net assets available for benefits.
Throughout the year, employees transfer to various departments within Kraft Foods. This may result in a transfer to or from the Plan. This is shown as a "Transfer in from the Kraft Foods Group, Inc. Thrift Plan" on the statement of changes in net assets available for benefits.
Contributions:
Participant Contributions:
Hourly employees of Kraft Foods who are represented by designated collective bargaining units are eligible to participate in the Plan. The benefits offered under the Plan may vary, depending upon the job location of the employee and the collective bargaining unit of which he or she is a member. After completing up to one year of service, eligible employees can make voluntary, tax-deferred and/or after-tax contributions.
The amount of both tax-deferred and after-tax contributions expressed as a percentage of eligible pay may vary from year to year and may depend on the location and bargaining unit.
Participants who would be age 50 or older by the end of the Plan year were eligible to make tax-deferred catch-up contributions up to $5,500 for 2014. The aggregate contributions made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. A participant’s tax-deferred contributions were limited to $17,500 for 2014.
Automatic Enrollment and Escalation:
Newly hired, eligible employees are enrolled automatically with a 2% tax-deferred contribution rate, invested in the Plan’s default investment option. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate, or change investment elections at any time. Employees hired at certain locations after December 31, 2010 have their tax-deferred contribution rate automatically increased by 1% annually, up to a maximum of 6%, starting with the first year after they are automatically enrolled in the Plan.

Kraft Foods Group, Inc. TIP Plan
Notes to Financial Statements, Continued

Employer Matching Contributions:
Some eligible employees who make tax-deferred and/or after-tax contributions are eligible to receive matching contributions from Kraft Foods (the “Kraft Foods Matching Contributions”). Kraft Foods Matching Contributions are based on the amount of each participant’s contributions to the Plan, subject to certain limitations under the Code. The amount of Kraft Foods Matching Contributions is negotiated with each collective bargaining unit representing eligible employees.
Employer Basic Contribution:
Eligible employees at certain locations hired after December 31, 2010, who are not eligible to participate in a Kraft Foods pension plan, automatically receive a basic contribution equal to 3% of the employee’s eligible pay (the “Kraft Foods Basic Contributions”).
Participant Accounts and Investment Options:
Each participant’s Plan accounts may include a Kraft Foods Matching Contributions account, a tax-deferred contributions account, an after-tax contributions account, a rollover account, a prior plan account, and for certain participants hired after December 31, 2010, a Kraft Foods Basic Contributions account. The participant's accounts are credited with the participant’s contributions, the Kraft Foods Matching Contributions, the Kraft Foods Basic Contributions, as applicable, and the allocated share of the investment activities of each investment option in which he or she participates. The participant's accounts are charged with his or her withdrawals and an allocation of administrative expenses. Each participant directs the investment of his or her account to any of the investment options available under the Plan.
During 2013, the Plan was amended to remove the Mondelēz International Stock Fund, the Altria Stock Fund and the Philip Morris International ("PMI") Stock Fund as investment options under the Plan effective as of the close of business on June 30, 2014. Participants who had a balance in any of these frozen company stock funds could make investment election changes to transfer money out of these funds at any time prior to June 30, 2014. If no investment election was made, balances in any of these frozen company stock funds as of the close of business on June 30, 2014, were invested in the Plan’s default fund, which is currently the Target Date Fund with the target retirement year closest to the year in which the participant turns age 65.
In 2014, participant account balances in the Target 2015 Fund were transferred into the Target Retirement Fund after the close of business on November 14, 2014 as the Target 2015 Fund approached its target year.
Employee Stock Ownership Plan:
The employee stock ownership plan (“ESOP”) portion of the Plan permits participants who have an investment in the Kraft Foods Stock Fund, to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Kraft Foods common stock, to have the dividend paid to them in cash or have the dividend reinvested in additional units of the Kraft Foods Stock Fund.

Voting Rights:
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Kraft Foods is required to make sure the participant receives proxy materials prior to the time the voting rights are to be exercised. Participant votes are tabulated by the transfer agent and communicated to the Trustee (as defined below). The Trustee generally is required to vote any allocated shares for which instructions have not been given by a participant in the same proportion for which the Trustee received participant direction.
Vesting:
Each participant is at all times fully vested (1) in the balance held in his or her tax-deferred contributions account, after-tax contributions account, rollover account and prior plan account, (2) in the balance held in his or her Kraft Foods Matching Contributions account attributable to amounts contributed before January 1, 1986 or transferred from the General Foods Employee Stock Ownership Plan and (3) in his or her share (if any) of dividends paid on the Altria Stock Fund, the PMI Stock Fund, the Mondelēz International Stock Fund or the Kraft Foods Stock Fund (including with respect to the Kraft Foods Matching Contributions and Kraft Foods Basic Contributions accounts to the extent invested in such funds). A participant will fully vest in the Kraft Foods Matching Contributions and Kraft Foods Basic Contributions accounts upon attainment of age 55; permanent and total disability or death while employed by Kraft Foods, or any of its

Kraft Foods Group, Inc. TIP Plan
Notes to Financial Statements, Continued

affiliates; involuntary termination due to a change in control of Kraft Foods, or upon a termination of the Plan (see Note 6). Otherwise, a participant who is employed by Kraft Foods, or any of its affiliates, will vest in the Kraft Foods Matching Contributions account and Kraft Foods Basic Contributions account based on the number of years of vesting service in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%
Kraft Foods Matching Contributions and Kraft Foods Basic Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions and Kraft Foods Basic Contributions to the Plan.
Distributions and Withdrawals:
A participant may take a distribution of his or her Plan accounts following a separation from service or attainment of age 59 1/2. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan accounts.
Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

Notes Receivable from Participants:
The notes receivable program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on notes receivable from participants is charged at rates based on the Citibank Prime Rate, with terms from one to five years. The minimum notes receivable amount is $1,000 and the maximum notes receivable amount is the lesser of $50,000 minus the participant’s highest notes receivable balance in the preceding 12 months or the combined value in the participant’s tax-deferred contributions account, after-tax contributions account, rollover account and Kraft Foods Basic Contributions account.
A participant’s notes receivable account equals the unpaid principal balance plus any accrued but unpaid interest. The principal amounts of notes receivable repayments reduce the notes receivable account and are added back to the participant’s Plan accounts. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment directions in effect at the time of repayment.
Master Trust:
Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by Kraft Foods in a commingled investment fund known as the Kraft Foods Savings Plan Master Trust (the “Master Trust”) for which State Street Bank and Trust Company (the “Trustee”) serves as the trustee.

2.	Summary of Significant Accounting Policies:
Basis of Presentation:
The financial statements are prepared using the accrual basis of accounting.
Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires the Fiduciaries to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:
The Plan and Master Trust provide for various investment options. Investments, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably

Kraft Foods Group, Inc. TIP Plan
Notes to Financial Statements, Continued

possible that changes in the values of investments will occur in the near term and that these changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Reporting of Guaranteed Investment Contracts:
The statements of net assets available for benefits present fully benefit-responsive investment contracts at fair value within the investment in Master Trust line item with a separate line item to adjust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. Contract value is the relevant measurement criteria since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Valuation of Investment in Master Trust:
Each participating plan holds units of participation in the Master Trust. Net assets, investment income, and administrative expenses, such as Trustee fees and investment management fees, relating to the Master Trust are allocated to the individual plans based upon their interest in each of the underlying participant-directed investments.
Valuation of the Plan and Master Trust’s Investments:
Investments of the Plan and the Master Trust are reported at fair value. The Plan’s interest in the Master Trust is reported at estimated fair value based upon the fair values of the underlying investments held within the Master Trust. US GAAP defines fair value as the price that would be received by the Plan and the Master Trust for an asset or paid by the Plan and the Master Trust to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s and the Master Trust’s principal or most advantageous market for the asset or liability. The guidance establishes a fair value hierarchy which requires the Plan and the Master Trust to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan and the Master Trust has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s and the Master Trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.
The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust.
Equities: Equities are valued using quoted market prices. Securities listed on national and international exchanges are principally valued at the regular trading session closing price on the exchange or market in which these securities are principally traded on the last business day of each period presented (level 1 inputs).
U.S. government securities: U.S. government securities are valued at the closing price reported in the active market in which the individual security is traded (level 1 inputs).
Corporate bonds, foreign government bonds and other fixed income securities: Corporate bonds and foreign government bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings (level 2 inputs). When quoted prices are not available for similar bonds, the bond is valued using matrix pricing, a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (level 2 inputs). Agency bonds, asset-backed securities, mortgage-backed securities, and municipal bonds are valued based on evaluation methodology where prices are based on a compilation of primary observable market information, the value is imputed

Kraft Foods Group, Inc. TIP Plan
Notes to Financial Statements, Continued

based on the conversion ratio and other security specific information, or a broker quote in a non-active market (level 2 inputs). Evaluation methodology relies on inputs that may include, but are not limited to, treasury or floating index benchmarks, other benchmark yields, base spreads, spread adjustments, yield-to-maturity, swap curves, prepayment speeds, cash flows, ratings updates, collateral performance and collateral type.
Registered investment company: The fair value of the registered investment company is determined by obtaining a quoted price on a nationally recognized security exchange (level 1 input). The fund invests in other mutual funds that have underlying holdings consisting of large cap U.S. Stocks, and to a lesser extent, mid and small cap U.S. Stocks, foreign stocks, a diversified mix of short-, intermediate-, and long-term U.S. government, U.S. agency, and investment-grade corporate bonds, as well as mortgage-backed and asset-backed securities. The Plan does not have an allocable share in the mutual fund.

Collective trusts: The fair values of participation units held in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of, or close to, the financial statement date (level 2 inputs). The investment objectives and underlying investments of the collective trusts vary. The Interest Income Fund holds an investment in the Pyramid Mortgage-Backed Securities Fund. The purpose of this fund is to provide the Master Trust with a vehicle to access the domestic mortgage-backed securities fixed income market. The objective of the fund is to provide investment results that modestly outperform the total return for the Barclay's U.S. Mortgage-Backed Securities Index over rolling three-year periods. This fund was liquidated during 2014 as part of a change in the Interest Income Fund manager. The investment objective of the domestic large cap equity collective trust is capital growth and dividend income through investment in the companies in the Standard & Poor’s 500 Stock Index (the S&P 500). The investment objective of the domestic mid/small cap equity collective trust is capital growth and dividend income through investment in the companies in the Russell Small Cap Completeness Index. There are two international equity collective trusts that are primarily invested in stocks of companies based outside the U.S. The investment objective of these trusts are capital growth and dividend income through investment in common stocks of international companies by broadly tracking the MSCI Europe, Australasia, Far East ("EAFE") Index, and MSCI Emerging Markets Equity Index. The investment objective of the U.S. Government Bond Fund is to gain a competitive rate of return through interest income and capital gains by holding a portfolio of securities representative of the intermediate government securities sector of the U.S. bond and debt market, as characterized by the Barclay's Capital Intermediate Government Bond Index. The Treasury Inflation-Protected Securities ("TIPS") Fund seeks to hold a representative portfolio of the TIPS of the U.S bond and debt market as characterized by the Barclay's Capital U.S. TIPS Index. The investment objective of the Target Date Funds are to provide varying degrees of long-term appreciation and capital preservation through exposure to a broadly diversified, actively managed global portfolio of securities for investors who have reached their retirement date or with a targeted retirement date near 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055. The benchmark for the Target Date Funds are the LifePath Index Custom Benchmark Retirement, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055 indices. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s net asset value per unit as of the redemption date.
Investment contracts: The fair value of traditional guaranteed investment contracts (“GICs”) is calculated using the income approach by discounting the contractual cash flows based on current yields of similar instruments with comparable durations (level 3 inputs). The fair value of each synthetic GIC wrapper is calculated using the replacement cost approach by discounting the difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract based on the appropriate published Bloomberg credit curve, as of December 31 (level 3 inputs).
The contract value of GICs represents contributions made under the contract and reinvested income, less any withdrawals plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Short-term investments: Short-term investments consist of a collective trust. The fair value of the collective trust is based on the net asset value reported by the manager of the collective trust and supported by the unit prices of actual purchase and sale transactions. Issuances and redemptions of participant units are made on each business day. Participant units are typically purchased and redeemed at a constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the fair value-based net asset value of the fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 per unit net asset value would create inequitable results for the fund’s unit holders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the fund’s unit holders, may direct that units be issued or redeemed at the fair value-based net asset value until such time as the disparity between the fair value-based and the constant net asset value per unit is deemed to be immaterial. The short-

Kraft Foods Group, Inc. TIP Plan
Notes to Financial Statements, Continued

term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments.
Investment Transactions and Investment Income:
Investment transactions of the Plan and Master Trust are accounted for on the date the purchase or sale is executed (the trade date). Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.
In accordance with the policy of stating investments at fair value, the net appreciation / (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation / (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.
Contributions:
Participants’ contributions are recorded in the period in which they are earned. Kraft Foods Matching Contributions and Kraft Foods Basic Contributions are recorded in the same period that participants’ contributions are recorded.
Fair Value of Employer and Participant Contribution Receivables:
The carrying amounts of the contribution receivables approximate fair value due to their short term maturity.
Distributions and Withdrawals:
Distributions and withdrawals are recorded when paid.
General and Administrative Expenses:
Investment management fees and brokerage commissions are charged against the net asset value of the specific investment option and reduce investment return.
Plan specific administrative fees such as participant recordkeeping, communications, investment advisory, audit and legal fees are paid by the Plan.
Notes Receivable from Participants:
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Kraft Foods Group, Inc. TIP Plan
Notes to Financial Statements, Continued

3.	Master Trust Investments:
The Plan had a 7% interest in the Master Trust at December 31, 2014 and 2013.
At December 31, 2014 and 2013, the net assets of the Master Trust were (in thousands of dollars):

	2014	2013
Investments at fair value:
Interest income fund	$882,173	$933,441
Collective trusts	2,925,522	2,474,630
Registered investment company	643	584
Altria common stock	—	248,272
Kraft Foods common stock	420,391	262,806
Mondelēz International common stock	—	308,292
PMI common stock	—	574,964
Short-term investments	47,599	101,241
Total investments	4,276,328	4,904,230
Receivables:
Interest and dividend income	3,076	2,163
Other	4,917	492
Total assets	4,284,321	4,906,885
Liabilities:
Other	(7,725)	(4,851)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(32,217)	(29,202)
Net assets	$4,244,379	$4,872,832
Plan’s interest therein	$297,262	$346,460

The Master Trust’s investment income (loss) for the year ended December 31, 2014 is summarized as follows (in thousands of dollars):

Interest and dividends	$58,385
Net appreciation in collective trusts	168,758
Net appreciation in registered investment company	24
Net appreciation in Altria common stock	15,392
Net appreciation in Kraft Foods common stock	47,494
Net appreciation in Mondelēz International common stock	12,898
Net appreciation in PMI common stock	279
Investment income	$303,230
Plan’s interest therein	$21,994

Kraft Foods Group, Inc. TIP Plan
Notes to Financial Statements, Continued

Assets of the Master Trust that are measured at fair value on a recurring basis as of December 31, 2014 and 2013 are summarized below:

	Investment Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
	(in thousands)
Guaranteed Investment Contract:
Traditional GIC	$—	$—	$21,946	$21,946
Synthetic GIC wrappers	—	—	288	288
U.S. government securities	333,915	—	—	333,915
Asset-backed securities	—	73,216	—	73,216
Mortgage-backed securities	—	310,557	—	310,557
Corporate bonds	—	121,134	—	121,134
Agency bonds	—	18,315	—	18,315
Foreign government bonds	—	2,802	—	2,802
Guaranteed Investment Contract subtotal:	333,915	526,024	22,234	882,173
Collective trusts:
Domestic equity fund—large cap	—	778,092	—	778,092
Domestic equity fund—mid/small cap	—	469,034	—	469,034
International equity fund	—	271,957	—	271,957
Government bond fund	—	103,893	—	103,893
Treasury Inflation Protected Securities	—	17,450	—	17,450
Target funds	—	1,285,096	—	1,285,096
Collective trusts subtotal:	—	2,925,522	—	2,925,522
Registered investment company—Blended fund	643	—	—	643
Equities:
Kraft Foods common stock	420,391	—	—	420,391
Short-term investments	—	47,599	—	47,599
Total investment assets at fair value	$754,949	$3,499,145	$22,234	$4,276,328

There were no transfers between Level 1 and Level 2 during 2014.

Kraft Foods Group, Inc. TIP Plan
Notes to Financial Statements, Continued

	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
	(in thousands)
Guaranteed Investment Contract:
Traditional GIC	$—	$—	$21,593	$21,593
Synthetic GIC wrappers	—	—	432	432
Collective trust—Mortgage-backed security fund	—	333,298		333,298
U.S. government securities	241,156	—	—	241,156
Asset-backed securities	—	88,251	—	88,251
Mortgage-backed securities	—	102,889	—	102,889
Corporate bonds	—	107,881	—	107,881
Agency bonds	—	34,042	—	34,042
Municipality and state bonds	—	1,099	—	1,099
Foreign government bonds	—	2,800	—	2,800
Guaranteed Investment Contract subtotal:	241,156	670,260	22,025	933,441
Collective trusts:
Domestic equity fund—large cap	—	742,127	—	742,127
Domestic equity fund—mid/small cap	—	476,584	—	476,584
International equity fund	—	272,321	—	272,321
Government bond fund	—	112,680	—	112,680
Treasury Inflation Protected Securities	—	15,837	—	15,837
Target funds	—	855,081	—	855,081
Collective trusts subtotal:	—	2,474,630	—	2,474,630
Registered investment company—Blended fund	584	—	—	584
Equities:
Altria common stock	248,272	—	—	248,272
Kraft Foods common stock	262,806	—	—	262,806
PMI common stock	574,964	—	—	574,964
Mondelēz International common stock	308,292	—	—	308,292
Short-term investments	—	101,241	—	101,241
Total investment assets at fair value	$1,636,074	$3,246,131	$22,025	$4,904,230

Below is a roll forward of the Level 3 assets, for the year ended December 31, 2014:

	January 1, 2014 Balance	Realized Gains/(Losses)	Gross Unrealized Gains/(Losses)	Gross Purchases, Issuances and Settlements	December 31, 2014 Balance
	(in thousands)
Asset Category:
Traditional GIC	$21,593	$—	$353	$—	$21,946
Synthetic GIC Wrapper	432	—	(144)	—	288
Total Level 3 investments	22,025	—	209	—	22,234
The unrealized gain or loss from the investment contracts are excluded from the investment income reported for the Master Trust, but are instead reflected in the change in the adjustment from fair value to contract value for fully benefit

Kraft Foods Group, Inc. TIP Plan
Notes to Financial Statements, Continued

responsive contracts reported on the statements of net assets available for benefits. Additional Level 3 asset disclosures related to valuation processes and sensitivities were excluded due to materiality.

4.	Guaranteed Investment Contracts Held by Master Trust:
The Master Trust holds investments in traditional and synthetic guaranteed investment contracts as part of the Interest Income Fund investment option.
The traditional GIC provides a fixed return on principal over a specified period of time through fully benefit-responsive investment contracts issued by a third party which are backed by assets owned by the third party. The contract value of the traditional GIC was $21,548,000 at December 31, 2014 and $21,120,000 at December 31, 2013. The fair value of the traditional GIC was $21,946,000 at December 31, 2014 and $21,593,000 at December 31, 2013.
The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive investment contracts or wrapper contracts issued by a third party. The portfolio of assets underlying the synthetic GICs includes mortgage-backed securities, U.S. government securities, asset-backed securities, corporate bonds, agency bonds, and foreign government bonds in 2014. The portfolio of assets underlying the synthetic GICs also included a common collective trust and municipality and state bonds in 2013. The contract value of the synthetic GICs was $828,408,000 at December 31, 2014 and $883,119,000 at December 31, 2013. The fair value of the synthetic GICs was $860,227,000 at December 31, 2014 and $911,848,000 at December 31, 2013.
The crediting interest rates for the synthetic GICs are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rates for the traditional GIC is either agreed to in advance with the issuer or varies based on the agreed upon formulas, but cannot be less than zero. The crediting interest rate for the Interest Income Fund was 2.51% at December 31, 2014 and 2.22% at December 31, 2013.

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.
Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, and the initiation of an extended termination (immunization) of one or more synthetic GIC contract by the manager or the contract issuer.
The average yield of the Interest Income Fund was 1.41% for 2014 and 1.73% for 2013 (calculated by taking the annualized earnings of all investment contracts in the Interest Income Fund divided by the fair value of the investment contracts in the Interest Income Fund as of the last day of the Plan year). The average yield earned by the Interest Income Fund that reflects the actual interest credited to participants was 2.42% for 2014 and 2.16% for 2013 (calculated by annualizing the one-day interest credited to participants as of the last day of the Plan year and dividing the annualized earnings by the fair value of the Interest Income Fund on the last day of the Plan year).
There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different from each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of these events include, but are not limited to: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the Plan’s administration which decreases employee or employer contributions, the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other Plan amendments that have not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.
The Plan Fiduciaries do not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Kraft Foods Group, Inc. TIP Plan
Notes to Financial Statements, Continued

Contract issuers are not allowed to terminate any of the above traditional GICs and synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; and failure to adhere to investment guidelines.

5.	Transactions with Parties-in-Interest:
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.
The Fiduciaries are not aware of any non-exempt transactions between the Plan and Master Trust and a party-in-interest (as defined by ERISA). The Master Trust had $420 million at December 31, 2014 and $263 million at December 31, 2013 in Kraft Foods common stock, which is exempt from the party-in-interest transaction prohibitions of ERISA. The Master Trust recorded dividend income of $14,143,000 and $9,830,000, and net realized gains of $15,350,000 and $21,627,000 from investments in Kraft Foods common stock during the years ended December 31, 2014 and 2013, respectively. The Master Trust invests in collective trusts issued by State Street Bank and Trust Company, the Trustee of the Master Trust and the Plan, and managed by its affiliates; collective trusts issued by The Northern Trust Company, an investment manager, and managed by its affiliates; collective trusts issued by BlackRock Institutional Trust Company, an investment manager, and managed by its affiliates; and a registered investment company managed by The Vanguard Group, an investment manager, and its affiliates, which are also exempt parties-in-interest transactions. The Master Trust invests in investment contracts and the fees paid to issuers of the contracts qualify as exempt parties-in-interest transactions. Notes receivable from participants are also party-in-interest transactions that are exempt.
Actual fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as parties-in-interest transactions and are included in administrative expenses in the accompanying financial statements. Kraft Foods pays certain expenses for the administration of the Plan.
These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

6.	Plan Termination:
The Board of Directors of Kraft Foods and the Management Committee have the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend Kraft Foods Matching Contributions and Kraft Foods Basic Contributions to the Plan or terminate the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance of his or her Kraft Foods Matching Contributions and Kraft Foods Basic Contributions accounts.

7.	Tax Status:
By letter dated September 13, 2013, the Internal Revenue Service (IRS) determined that the Plan, as amended and in effect as of January 1, 2010, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in Sections 401(a) and 4975(e) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Administrative Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2011.

Kraft Foods Group, Inc. TIP Plan
Notes to Financial Statements, Continued

8.	Reconciliation of Plan’s Financial Statements to Form 5500:
The following is a reconciliation of net assets per the financial statements to the Form 5500 as of December 31, 2014 and 2013 (in thousands):

	2014	2013
Net assets available for benefits per the financial statements	$306,679	$355,715
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,256	2,076
Distributions and withdrawals payable	305	(59)
Net assets per the Form 5500	$309,240	$357,732
Investment contracts are shown at fair value on the Form 5500. Additionally, amounts currently payable to or for participants are recorded as required on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of the decrease in net assets available for benefits before transfer per the financial statements to the net income per the Form 5500 for the year ended December 31, 2014 (in thousands):

Decrease in net assets available for benefits before transfers per the financial statements	$(49,747)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	180
Change in distributions and withdrawals payable	364
Net loss per the Form 5500	$(49,203)

9.	Subsequent Events:
In March 2015, H.J. Heinz Company and Kraft Foods signed a definitive merger agreement to form The Kraft Heinz Company.  The transaction is subject to approval by Kraft Foods shareholders, receipt of regulatory approvals and other customary closing conditions and is expected to close in the second half of 2015.  Under the terms of the agreement, Kraft Foods shareholders will own a 49% stake in the combined company, and current Heinz shareholders will own 51% on a fully diluted basis. Kraft Foods shareholders will receive stock in the combined company and a special cash dividend of $16.50 per share.  The aggregate special dividend payment of approximately $10 billion is being fully funded by an equity contribution by Berkshire Hathaway and 3G Capital.  Each share of Kraft Foods will be converted into one share of The Kraft Heinz Company.  Upon the closing of this transaction, it is expected that The Kraft Heinz Company will assume sponsorship of the Plan.

Supplemental Schedule

KRAFT FOODS GROUP, INC. TIP PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
at December 31, 2014
Name of Plan Sponsor: Kraft Foods Group, Inc.
Employer Identification Number: 36-3083135
Three Digit Plan Number: 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Notes receivable from participants	Interest rates ranging from 3.22% to 4.50% as of December 31, 2014; Maturity dates of loans range from 01/01/2015 to 01/01/2020	**	$9,165,552
Total				$9,165,552

*	Indicates a permitted party-in-interest.
**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Kraft Foods Group, Inc. Administrative Committee, having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KRAFT FOODS GROUP, INC. TIP PLAN
(Name of Plan)

By
/s/ Kathy J. McAlpine
Kathy J. McAlpine
Senior Director Human Resources, Benefits
Kraft Foods Group, Inc.
Date: June 18, 2015